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SECURI[barcode]MMISSION

02018336

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Lewis Githens & Ahn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	NY	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski 212-218-3748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mary Louise Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Director

Title

Denise M. Connors

Notary Public 2/28/02

DENISE M. CONNORS
Notary Public, State of New York
No. 01CO5029331
Qualified in Kings County
Commission Expires June 20, ~~19~~ 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN LEWIS GITHENS & AHN, INC.

(a wholly owned subsidiary of MLGA Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morgan Lewis Githens & Ahn, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Morgan Lewis Githens & Ahn, Inc. (a wholly-owned subsidiary of MLGA Holdings Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Lewis Githens & Ahn, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 22, 2002

MORGAN LEWIS GITHENS & AHN, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 714,239
Security deposit	23,995
Other assets	8,705
	$ 746,939
LIABILITIES	
Payable to parent	$ 576,099
Accounts payable and accrued expenses	10,000
	586,099
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	146,663
Retained earnings	14,077
Total stockholder's equity	160,840
	$ 746,939

See notes to statement of financial condition

MORGAN LEWIS GITHENS & AHN, INC.

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - ORGANIZATION AND BUSINESS

Morgan Lewis Githens & Ahn, Inc. (the "Company"), a wholly owned subsidiary of MLGA Holdings Inc. ("Holdings"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(a)(ii), from the Securities and Exchange Commission ("SEC") Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

On November 27, 2001, the Company's then sole shareholder sold its interest to Holdings for $156,351.

Upon completion of the sale on November 27, 2001, the Company changed from a June 30 to a December 31 fiscal year end.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds held at major financial institutions.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered and cash payment is received.

[3] Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MORGAN LEWIS GITHENS & AHN, INC.

Notes to Statement of Financial Condition
December 31, 2001

NOTE C - LEASES COMMITMENTS

The Company has a noncancellable lease for office space which expires in 2007. The annual minimum lease payment is $254,000 and in addition, the Company is also charged escalation costs. The Company has subleased this space to an affiliated entity under the same terms stated in the lease agreement.

NOTE D - RELATED PARTY TRANSACTIONS

The Company also entered into a Service Agreement ("Agreement"), made as of November 27, 2001, by and between its parent company. According to the Agreement, Holdings provides all of the professional and administrative staff, facilities and services necessary and appropriate for the conduct of the Company's business and operation in exchange for a monthly payment by the Company equal to 95% of the net revenue of the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2001, the Company had net capital of $125,656 or $25,656 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 4.66 to 1.

NOTE F - INCOME TAXES

During the year, the Company utilized approximately $7,000 of net operating loss carryforwards. As of December 31, 2001, the Company has net operating loss carryforwards of approximately $130,000 which will expire from 2012 through 2021. As a result of the ownership change discussed in Note A, use of the Company's portion of the net operating loss carryforwards at November 2001, is limited in accordance with Section 382 of the Internal Revenue Code.

Deferred tax assets of approximately $42,000 attributed to the potential benefits from the net operating loss carryforwards as of December 31, 2001 were offset by an equivalent valuation allowance due to the uncertainties related to the extent and timing of the Company's future taxable income and, accordingly, the Company did not recognize a credit for income taxes for the six month period ended December 31, 2001.